

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

March 26th, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 26th, 2018 The Nasdaq Stock Market (the "Exchange") received from VirTra, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.0001 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with qualification of its Form 1-A offering statement, and we hereby join in such request.

Sincerely,

William Slattery